EXHIBIT 99.1

GOLD STANDARD ANNOUNCES US$15.5 MILLION 2017 EXPLORATION PROGRAM
FOR RAILROAD-PINION PROJECT, CARLIN TREND, NEVADA

Drilling to focus on Dark Star and Pinion resource expansion and the Dark Star Corridor

February 2, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced plans for the 2017 exploration program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The US$15.5 million program includes up to 48,800 m of reverse-circulation (RC) and core drilling in a total of 117 holes.

The 2017 program objectives are: (1) aggressive drilling at the North Dark Star oxide gold discovery to follow up 2016 successes; (2) drilling to expand known resources at Dark Star and Pinion; and (3) drilling to test new high-value targets within the Dark Star Corridor, North Bullion and elsewhere within the Railroad-Pinion District. The budget also includes an extensive pre-development component including new resource estimates, further metallurgical work and economic studies to de-risk key assets. Funding for this program was obtained in a private placement financing dated October 28, 2016.
Jonathan Awde, CEO and Director of Gold Standard commented: “Railroad-Pinion has now become a truly district-scale play with multiple deposits of different types. Each year, we set out to find the limits of the gold systems we have discovered and each year we end up with new opportunities that exceed our expectations. We think 2017 will be no different. We believe we have found the right balance between expanding and advancing resources at known deposits and continuing to evaluate the many new targets that have emerged over the past year. This should be a very exciting next few months.”

Key Highlights for 2017 include:

Exploration

Dark Star
•
At North and West Dark Star, complete up to 24 reverse-circulation (RC) and core holes (approximately 12,600 m) to expand areas of known shallow oxide gold mineralization and test new targets stepping out from intercepts of 52.1m of 1.04 g Au/t in DS16-26 and 24.4m of 2.03 g Au/t in DS16-38, to the west of Main Dark Star (see January 19, 2017 news release).  Mineralization in DS16-26 and DS16-38 is associated with a thrust fault and feldspar porphyry dikes.  To refine the geometry of this target, and potential targets between Pinion and Dark Star, multiple seismic lines are planned for 2017.

•
Within the 6.7 km-long Dark Star Structural Corridor, complete about 11,400 m of RC scout drilling in 25 holes to test new targets south of the Dark Star maiden resource.   The Dark Star Structural Corridor is a north-trending structural high of altered Pennsylvanian-Permian host rocks defined by gravity, CSAMT, geologic mapping, and soil sampling.  The corridor is largely untested by drilling.

•
As background, the maiden Dark Star NI 43-101 compliant resource estimate was completed in 2015 by APEX Geoscience Ltd. of Edmonton, Canada and included an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces of gold using a cut-off of 0.14 g Au/t (see March 3, 2015 news release).  More recently, 2016 drilling by Gold Standard confirms that the North Dark Star and Main Dark Star oxide gold deposits connect to form one large occurrence.  A new resource estimate will be completed in 2017 to incorporate all of Gold Standard’s 2015 and 2016 North Dark Star and Main Dark Star drilling results including 97.0m of 1.61 g Au/t in DS15-13 (see January 21, 2016 news release), 126.2m of 3.95 g Au/t in DS16-08 (see August 9, 2016 news release), 101.2m of 1.50 g Au/t in DS16-03B (see August 18, 2016 news release), and 97.3m of 3.16 g Au/t in DS16-24 (see August 9, 2016 news release).

Pinion
•
At the Sentinel Breccia target 350 meters to the north of Pinion, 13 RC and core holes (approximately 3,900 m) will test for bedrock extensions to oxide gold mineralization identified by surface rock samples.   This target is a hematitic, silicified breccia within the footwall of the north-striking Bullion Fault Zone.  At a 0.14 g Au/t cutoff, continuous rock chip channel samples returned seven significant weight-averaged, composite intervals that included 27.4m of 0.35 g Au/t and 12.2m of 0.46 g Au/t (announced on January 25, 2016).

North Bullion
•
Drill ten holes (approximately 6,700 m) to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone.  Drilling will follow-up on the 2016 results in RR16-01 which intersected 65.6m of 3.17 g Au/t, including a higher-grade interval of 8.5m of 11.16 g Au/t located west-northwest of previous drilling (announced on August 30, 2016); and, RR16-05 which returned 19.8m of 4.40 g Au/t, including a higher-grade interval of 5.3m of 7.02 g Au/t located north of previous drilling (announced on January 23, 2017).

Early Stage District Exploration
•
Geologic mapping, geochemical sampling and geophysics will continue to define new targets throughout the 115 square km. Railroad-Pinion district.  Thirty reverse circulation scout holes (totaling about 10,600 m) are planned to provide the first tests of these targets.  Highlights for two of these target areas are summarized below.

•
At the Bald Mountain and Steve’s Camp targets, drill up to 10 RC scout holes (about 4,600 m) to test new oxide gold targets developed within a 4 km-long west-northwest-striking dike-filled corridor.   In 2013 at the Bald Mountain target within the central Bullion area, core hole RRB13-01 intersected 56.1m of 1.47 g Au/t including 7.3m of 5.66g Au/t in oxidized, multi-lithic collapse breccia (mlbx) developed along the contact between the Tripon Pass Formation and the underlying Devils Gate Limestone (see news release dated October 2, 2013).  This mineralization occurs in the same stratigraphic position as mlbx hosted gold at Pinion and North Bullion.  Geochemical zonation for multiple targets around the Carlin-age Bullion intrusive center will be re-worked and combined with geology to help define gold-rich targets within this large system.

•
To the northwest of Pinion, early stage geologic mapping along the north-northwest-striking Ski Track corridor has identified altered carbonate rocks that are similar to the Pennsylvanian-Permian rocks that host the Dark Star gold deposit.  Detailed mapping is planned to confirm this promising correlation with follow-up sampling, gravity and CSAMT used to define new targets at Ski Track.  Up to 20 RC scout holes (about 6,000 m) are allocated for these targets.

Pre-Development
•
In addition to exploration, Gold Standard plans to move the North-Main Dark Star and Pinion deposits forward toward development this year. Work will focus on de-risking these key assets including updated resources estimates, advanced stage metallurgical testing, and economic studies.

•
New resource estimates are expected for the Pinion and North-Main Dark Star deposits early in the second quarter of this year, to be followed by a maiden resource for the North Bullion deposit later in the second quarter. These estimates will incorporate all the drilling completed to date.

•
Up to 15 PQ-size core holes (3,600 m) will be completed to provide material for more definitive metallurgical test work. The objective is to complete column leach tests on composite samples taken from typical sections of Pinion, Dark Star and North Dark Star.

•
An exploration Environmental Assessment has been submitted to permit more extensive drilling of the Pinion and Dark Star resources and additional targets; Bureau of Land Management approval is expected during the second quarter of this year.

•	A Preliminary Economic Assessment for the Pinion and North-Main Dark Star resources is planned to be completed during the third quarter of 2017.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “This aggressive 2017 exploration program will follow up on our great success in 2016 by continuing to expand our oxide gold resources at Pinion and Dark Star, and offsetting open high-grade gold intercepts at North Bullion.  We will also complete our folio-style, detailed geologic work to define and test new targets throughout our large land position, including targets along the Dark Star corridor, Ski Track corridor and Pinion thrust (a newly recognized geologic connection between Pinion and Dark Star).  With this well-funded, systematic exploration program in place, we are looking forward to our next big discovery in the Railroad-Pinion district.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample. Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split.  Pinion and North Bullion samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:   604-669-5702
Email: info@goldstandardv.com